Exhibit 99.1

SCAILEX CORPORATION LTD. (“The Company”)

16 Shenkar Street (Entrance B), P.O.B. 12423, Herzliya Pituah 46733 Israel
Telephone: + 972-9-9610900 — Fax: + 972-9-9610912

March 4, 2008

Securities Authority	The Tel-Aviv Stock Exchange Ltd.
22 Kanfei Nesharim Street	54 Ehad Ha'am Street
Jerusalem 95464 Israel	Tel-Aviv 65202 Israel
(via Magna)	(via Magna)

Dear Mr./Ms.,

Re: Immediate Report of an event or matter
other than during the ordinary course business of the corporation
[Regulation 36(a) of the Securities Regulations
(Immediate and Periodic Reports), 5730 – 1970]

Further to the response of the competent authority, whereby it will be possible to consider the application of Petroleum Capital Holdings Ltd. (“PCH”) for joint control, together with the Israel Corporation Ltd., of Oil Refineries Ltd. (“ORL”), solely if the influence of the Alder Group (which indirectly holds a minority interest in the control group in PCH, as well as a lien on a portion of the controlling shares) is completely removed from the control in PCH, directly or indirectly, both as a material shareholder in Modgal Industries Ltd., and as a creditor, as specified in the Immediate Report of the Company dated February 24, 2008, the Company reported to Modgal Industries Ltd. (“Modgal”), an indirect controlling shareholder in the Company, about the said response.

In response, Modgal advised the Company that the position of the competent authority, in its opinion, is extremely unreasonable. It further advised that Modgal and the controlling shareholders therein are examining possible alternatives to resolve the matter. Nonetheless, Modgal advised that there is no certainty that they will succeed in working out a solution that will satisfy the excessive demands of the competent authority.

In light of receiving the said response, PCH, together with its advisors, is examining the various channels available to it in relation to all matters pertaining to its holding of ORL shares and to the control permit.

Sincerely, Scailex Corporation Ltd.